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As filed with the Securities and Exchange Commission on May 29, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-9

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)

Canada	6029	13-5640479
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No., if applicable)

Toronto Dominion Bank Tower

Toronto-Dominion Centre

Toronto, Ontario M5K 1A2, Canada

(416) 982-8222

(Address and telephone number of Registrant’s principal executive offices)

Brendan O’Halloran

The Toronto-Dominion Bank

31 West 52nd Street

New York, New York 10019-6101

(212) 827-7000

(Name, address and telephone number of agent for service in the United States)

Copies to:

Christopher A. Montague, Esq. Executive Vice President and General Counsel The Toronto-Dominion Bank Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario M5K 1A2, Canada (416) 308-6963	Lee Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	at some future date (check appropriate box below)
	1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than seven calendar days after filing).
	2.	☐

pursuant to Rule 467(b) on               at              (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on                                         .

	3.	☐

pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed Maximum Offering Price Per Unit	Proposed maximum aggregate offering price	Amount of registration fee

Debt Securities	(1)(2)(3)	100%	$10,000,000,000	$393,000

(1)                                There is being registered hereunder an indeterminate number of debt securities of The Toronto-Dominion Bank (the “Registrant”) as from time to time may be issued at prices determined at the time of issuance.

(2)                                Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). In no event will the aggregate offering price of all debt securities issued from time to time pursuant to this Registration Statement exceed U.S.$10,000,000,000, or the equivalent thereof in one or more foreign currencies.

(3)                                This Registration Statement also covers an undeterminable amount of registered debt securities that may be reoffered and resold on an ongoing basis after their initial sale in market-making transactions by affiliates of the Registrant.

PART I
INFORMATION TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This short form prospectus is referred to as a base shelf prospectus and has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus and each document deemed to be incorporated by reference herein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commission or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Toronto-Dominion Bank at the following address: Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1A2 (telephone: (416) 308-6963) and are also available electronically at www.sedar.com.

Subject to completion, dated May 29, 2008

New Issue	, 2008

Short Form Base Shelf Prospectus

The Toronto-Dominion Bank
(a Canadian chartered bank)

U.S. $10,000,000,000
Senior Debt Securities

        We intend to offer from time to time senior debt securities (which we refer to in this prospectus as the "debt securities") in one or more series with a total offering price not to exceed U.S. $10,000,000,000 (or the U.S. dollar equivalent thereof if any of the debt securities are denominated in a currency or a currency unit other than U.S. dollars) during the 25-month period that this prospectus, including any amendments thereto, remains valid.

        All shelf information omitted from this short form base shelf prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

        We may sell the debt securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

        The debt securities will constitute our unsecured and unsubordinated contractual obligations and will constitute deposit liabilities which will rank pari passu in right of payment with all of our deposit liabilities, except for obligations preferred by mandatory provisions of law. The debt securities will not be insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

        The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that most of our officers and directors, and some of the underwriters or experts named in this prospectus, may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons may be located outside the United States.

        Neither the Securities and Exchange Commission (the "SEC") nor any state securities regulator has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        TD Securities (USA) LLC and/or its affiliates may use this prospectus in the initial sale of any debt securities. In addition, TD Securities (USA) LLC or any other affiliate of ours may use this prospectus in a market-making transaction in any debt securities after their initial sale. See "Plan of Distribution". TD Securities (USA) LLC is one of our wholly-owned subsidiaries. By virtue of such ownership, we may be a related and connected issuer of TD Securities (USA) LLC under applicable Canadian securities legislation. See "Plan of Distribution".

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See "Plan of Distribution".

FORWARD LOOKING STATEMENTS

        This prospectus, including those documents incorporated by reference, may contain forward-looking statements. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding our objectives and targets, and strategies to achieve them, the outlook for our business lines, and our anticipated financial performance. The forward-looking information contained in this prospectus, including those documents incorporated by reference, is presented for the purpose of assisting our securityholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for each of our business segments are set out in our Annual Report as updated in the subsequently filed Quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors — many of which are beyond our control — that could cause such differences include: the credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in our Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the United States and other countries in which we conduct business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which we operate, both from established competitors and new entrants; the accuracy and completeness of information we receive on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; our ability to execute our strategies, including our integration, growth and acquisition strategies and those of our subsidiaries, particularly in the U.S.; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; our ability to attract and retain key executives; reliance on third parties to provide components of our business infrastructure; the failure of third parties to comply with their obligations to us or our affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud us or our customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of our risk management framework, including the risk that our risk management models do not take into account all relevant factors; the possible impact on our businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of our business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on our financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect our results. For more information, see our Annual Report. All such factors should be considered carefully when making decisions with respect to us, and undue reliance should not be placed on our forward-looking statements as they may not be suitable for other purposes. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on our behalf, except as required under applicable securities legislation. See "Risk Factors".

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents with respect to The Toronto-Dominion Bank (which we refer to in the prospectus as the "Bank"), filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

        (a)    the Management Proxy Circular dated as of January 24, 2008;

        (b)    the Annual Information Form dated November 29, 2007;

        (c)    the consolidated audited financial statements for the fiscal year ended October 31, 2007 with comparative consolidated financial statements for the fiscal year ended October 31, 2006, together with the auditor's report thereon and Management's Discussion and Analysis as contained in the Annual Report to Shareholders for the fiscal year ended October 31, 2007; and

        (d)    the Second Quarter Report to Shareholders for the three and six months ended April 30, 2008, which includes comparative consolidated interim financial statements (unaudited) and Management's Discussion and Analysis.

        Any documents of the type referred to above and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by the Bank with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement to this prospectus, shall be deemed to be incorporated by reference into this prospectus. In addition, any similar documents filed on Form 40-F or on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, by us with the SEC, after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement to this prospectus, shall be deemed to be incorporated by reference into this prospectus.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of The Toronto-Dominion Bank, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2 (telephone: (416) 308-6963), or through the Internet on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        A prospectus supplement containing the specific terms of an offering of debt securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the debt securities covered by that prospectus supplement unless otherwise expressly provided therein.

        Upon a new Management Proxy Circular, Annual Information Form or new interim or annual financial statements, together with the auditors' report thereon and management's discussion and analysis contained therein, being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, Management Proxy Circular, interim or annual financial statements and all material change reports, and information circulars filed prior to the commencement of our financial year in which the new Management Proxy Circular, Annual Information Form or interim or annual financial statements are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

AVAILABLE INFORMATION

        In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC also maintains a website, at www.sec.gov, that contains reports and other information filed by us with the SEC. Our common shares are listed on the New York Stock Exchange and reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

        We are filing with the SEC a registration statement on Form F-9 under the U.S. Securities Act of 1933, as amended, with respect to the debt securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the debt securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

THE TORONTO-DOMINION BANK

        The Bank is a Canadian chartered bank subject to the provisions of the Bank Act and was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (established in 1855) and The Dominion Bank (established in 1869). The Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Commerce Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms with more than 5.5 million on-line customers.

        The Bank's head office and registered office are located in the Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2.

        Additional information regarding the Bank is incorporated by reference into this prospectus. See "Documents Incorporated by Reference".

RISK FACTORS

        Investment in the debt securities is subject to various risks, including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any debt securities, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. Prospective investors should consider the categories of risks identified and discussed in our Annual Information Form and Management's Discussion and Analysis of the Bank incorporated herein by reference including credit risk, market risk, operational risk, insurance risk, regulatory risk, legal risk, reputational risk and liquidity risk.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement, the net proceeds to us from the sale of the debt securities will be added to our general funds and utilized for general banking purposes.

DESCRIPTION OF THE DEBT SECURITIES

        We have summarized below the material provisions of the indenture and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and each investor should refer to the indenture, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities. Any reference to provisions or defined terms of the indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement.

  General

        We will issue the debt securities under an indenture between us and The Bank of New York, as trustee. A copy of the indenture is filed as an exhibit to the registration statement and is also available at www.sedar.com. We may issue debt securities under the indenture from time to time in one or more series. The indenture does not limit the aggregate principal amount of the debt securities which we can issue under such indenture. We will authorize the aggregate amount from time to time for each series.

        Unless otherwise specified in the applicable prospectus supplement, the debt securities will be unsecured and unsubordinated deposit liability obligations of the Bank and will rank on a parity in right of payment with all of the Bank's deposit liabilities, except for obligations preferred by mandatory provisions of law. The debt securities will not be insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. In the case of the insolvency of the Bank, the Bank Act (Canada) provides that priorities among payments of deposit liabilities of the Bank (including payments in respect of the debt securities) and payments of all other liabilities are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities.

        We may issue debt securities from time to time in one or more series. The provisions of the indenture allow us to "reopen" a previous issue of a series of debt securities and issue additional debt securities of that series. The debt securities in each series may be denominated and payable in U.S. dollars or foreign currencies.

        The debt securities may bear interest at a floating rate or a fixed rate. A floating rate is determined by reference to an interest rate formula which may be adjusted by adding or subtracting the spread or multiplying the spread multiplier. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

  Terms Specified in Prospectus Supplement

        The prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered debt securities:

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  the specific title;

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  aggregate principal amount, purchase price and denomination;

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  currency in which the debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

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  date of maturity;

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  the interest rate or rates or the method by which the calculation agent (to be designated in the applicable prospectus supplement) will determine the interest rate or rates, if any;

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  the interest payment dates, if any;

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  the place or places for payment of the principal of and any premium and/or interest on or other amounts due under the debt securities;

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  any repayment, redemption, prepayment or sinking fund provisions, including any notice provisions;

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  whether we will issue the debt securities in global form and under what terms and conditions;

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  terms and conditions, if any, upon which the debt securities may or shall be convertible into or exchangeable or exercisable for or payable in, among other things, other securities (whether or not issued by us), instruments, contracts, currencies, commodities or other forms of property, rights or interests or any combination of the foregoing;

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  any agents for the debt securities, including trustees, depositories, authenticating or paying agents, transfer agents or registrars;

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  any applicable United States federal income tax and Canadian federal income tax consequences, including, but not limited to:

  (1)
  whether and under what circumstances we will pay additional amounts on debt securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

  (2)
  tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having original issue discount for United States federal income tax purposes; and

  (3)
  tax considerations applicable to any debt securities denominated and payable in foreign currencies;

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  any other specific terms of the debt securities, including any additional events of default or covenants, and any terms required by or advisable under applicable laws or regulations.

        We may sell the debt securities at a substantial discount below their stated principal amount. We will describe special United States federal income tax and Canadian federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An "original issue discount security" is any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity in accordance with the terms of the applicable indenture. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe certain United States federal income tax, Canadian federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the applicable prospectus supplement.

  Tax Redemption

        Unless otherwise indicated in the applicable prospectus supplement, we have the right to redeem, in whole but not in part, any of the debt securities at our option at any time prior to maturity, upon the giving of a notice of redemption as described below if (i) we have or will become obligated to pay additional amounts with respect to any such debt securities as described below under "— Payment of Additional Amounts" as a result of any change in or amendment (including any announced prospective change) to the laws or treaties of the relevant Taxing Jurisdiction (as defined below) or any rules or regulations or administrative pronouncements thereunder or any change in position regarding the application, administration or interpretation of such laws, treaties, rules, regulations or administrative pronouncements (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment was announced or became effective on or after the date of the prospectus supplement relating to the applicable debt securities, and (ii) we have determined that the obligation to pay such additional amounts cannot be avoided by taking reasonable measures available to us. For the avoidance of doubt, reasonable measures do not include a change in the terms of the debt securities or a substitution of the debtor. If we exercise this right, the redemption price of the debt securities will be determined in the manner described in the applicable prospectus supplement. Prior to the giving of any notice of redemption pursuant to this paragraph, we will deliver to the trustee:

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  a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

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  an opinion of independent counsel or written advice of a qualified tax expert, such counsel or expert being reasonably acceptable to the trustee, to such effect based on such statement of facts;

provided that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which we would be obligated to pay such additional amounts if a payment in respect of such debt securities were then due. Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice.

  Registration and Transfer of Debt Securities

        Registered holders may present debt securities for exchange or registration of transfer. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the indenture.

        The procedures for transfer of interests in the debt securities in global form will depend upon the procedures of the depositary for such global securities. See "Form of the Debt Securities."

  Merger, Consolidation, Sale, Lease or Conveyance

        The indenture provides that we may merge or consolidate with any other person or sell, lease or convey all or substantially all of our assets, individually or in aggregate, to one or more persons, only if certain conditions including the following are met:

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  we will be the surviving entity; or

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  each successor entity, transferee or lessee that acquires all or substantially all of our assets, by itself or in aggregate with others, will be one or more direct or indirect affiliates which we control or which are under common control with us, or will expressly assume or guaranty, either individually or in aggregate, all of our obligations under the indenture and all of our obligations under the debt securities issued under the indenture; and

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  immediately after such merger, consolidation, sale, lease or conveyance, we, or any successor that has assumed our obligations, will not be in default in the performance of the covenants and conditions of the indenture applicable to us.

        Absence of Protections against All Potential Actions of the Bank.    There are no covenants or other provisions in the indenture that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Bank or a highly leveraged transaction. The merger covenant described above would only apply if the recapitalization transaction, change of control or highly leveraged transaction were structured to include a merger or consolidation of the Bank or a sale, lease or conveyance of all or substantially all of our assets.

  Events of Default

        The indenture provides holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities, or if we become bankrupt. Holders should review these provisions and understand which of our actions would trigger an event of default and which actions would not. The indenture permits the issuance of debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis.

        An event of default is defined under the indenture, with respect to any series of debt securities issued under the indenture, as being:

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  default for 7 days in payment of any principal of the debt securities of that series, either at maturity or upon any redemption, by declaration or otherwise;

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  default for 30 days in payment of any interest on any debt securities of that series;

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  events of bankruptcy, insolvency or reorganization; or

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  any other event of default provided in the applicable board resolution or in the supplemental indenture under which that series of debt securities is issued.

        Acceleration of Debt Securities Upon an Event of Default.    The indenture provides that:

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  if an event of default due to the default in payment of principal of, or any premium or interest on, any series of debt securities issued under the indenture, or due to the default in the performance or breach of any other covenant or warranty of the Bank applicable to the debt securities of that series but not applicable to all outstanding debt securities issued under the indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, voting as one class, by notice in writing to the Bank, may declare the principal of (or such other amount as may be specified) all debt securities of each affected series and interest accrued thereon to be due and payable immediately; and

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  if an event of default due to a default in the performance of any other of the covenants or agreements in that indenture applicable to all outstanding debt securities issued under that indenture or due to specified events of bankruptcy, insolvency or reorganization of the Bank, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding debt securities issued under that indenture, voting as one class, by notice in writing to the Bank may declare the principal of (or such other amount as may be specified) all those debt securities and interest accrued thereon to be due and payable immediately.

        Annulment of Acceleration and Waiver of Defaults.    In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding debt securities affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the debt securities.

        Indemnification of Trustee for Actions Taken on Your Behalf.    The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified to its satisfaction by the holders of debt securities before proceeding to exercise any right or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each series of outstanding debt securities of each affected series, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

        Limitation on Actions by You as an Individual Holder.    The indenture provides that no individual holder of debt securities may institute any action against us under the indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

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  the holder must have previously given written notice to the trustee of the continuing default;

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  the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity satisfactory to it;

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  the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

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  the holders of a majority in principal amount of the outstanding debt securities of each affected series, voting as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

        The indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

  Discharge, Defeasance and Covenant Defeasance

        We have the ability to eliminate most or all of our obligations on any series of debt securities prior to maturity if we comply with the following provisions.

        Discharge of Indenture.    We may discharge all of our obligations, other than as to transfers and exchanges, under the relevant indenture after we have:

  •
  paid or caused to be paid the principal of, interest on and any other amounts due under all of the outstanding debt securities in accordance with their terms;

  •
  delivered to the applicable trustee for cancellation all of the outstanding debt securities; or

  •
  irrevocably deposited with the applicable trustee cash or, in the case of a series of debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of debt securities issued under the indenture that have either become due and payable, or are by their terms due and payable, or are scheduled for redemption, within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of, interest and other amounts on, and any mandatory sinking fund payments for, those debt securities, except that the deposit of cash or U.S. government obligations for the benefit of holders of a series of debt securities that are due and payable, or are scheduled for redemption, within one year will discharge obligations under the relevant indenture relating only to that series of debt securities.

        Defeasance of a Series of Securities at Any Time.    We may also discharge all of our obligations, other than as to transfers and exchanges, under any series of debt securities at any time, which we refer to as defeasance.

        We may be released with respect to any outstanding series of debt securities from the obligations imposed by Section 9.01 of the indenture which contains the covenants described above limiting consolidations, mergers, asset sales and leases, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called "covenant defeasance."

        Defeasance or covenant defeasance may be effected only if, among other things:

  •
  we irrevocably deposit with the relevant trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of, interest and other amounts on, and any mandatory sinking fund payments for, all outstanding debt securities of the series being defeased;

  •
  such deposit will not cause the trustee to have any conflicting interest with respect to other securities of the Bank; and

  •
  we deliver to the relevant trustee an opinion of counsel to the effect that:

  •
  the holders of the series of debt securities being defeased will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance;

  •
  such holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred; and

  •
  in the case of a defeasance (but not a covenant defeasance), this opinion must be based on a ruling of relevant tax authorities or a change in United States tax laws occurring after the date of this prospectus.

  Modification of the Indenture

        Modification without Consent of Holders.    We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities issued under the indenture to:

  •
  secure any debt securities, subject to the requirements of the Bank Act;

  •
  evidence the assumption by a successor corporation of our obligations;

  •
  add covenants for the protection of the holders of debt securities;

  •
  cure any ambiguity or correct any inconsistency;

  •
  establish the forms or terms of debt securities of any series;

  •
  evidence the acceptance of appointment by a successor trustee;

  •
  add to, change or eliminate provisions of the indenture that do not adversely affect the holders of debt securities in any material respect;

  •
  add to, change or eliminate provisions of the indenture with respect to a new series of debt securities; or

  •
  to increase the minimum denomination of debt securities of any series as may be permitted by the terms of such series.

        Modification with Consent of Holders.    We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of those debt securities. However, we and the trustee may not make any of the following changes to any outstanding debt security without the consent of each potentially affected holder to:

  •
  extend the stated maturity of any debt security;

  •
  reduce the principal amount;

  •
  reduce the rate or extend the time of payment of interest or other amounts due;

  •
  reduce any amount payable on redemption;

  •
  change the place or the currency in which the principal, including any amount of original issue discount, premium, or interest thereon is payable;

  •
  modify or amend the provisions for conversion of any currency into another currency;

  •
  reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

  •
  modify or amend the provisions so as to adversely affect the terms or conditions upon which the debt securities are convertible into or exchangeable or exercisable for or payable in other securities, instruments, contracts, currencies, commodities or other forms of property, rights or interests;

  •
  impair the right of any holder to institute suit for the enforcement of any payment on any debt security when due; or

  •
  reduce the percentage of debt securities the consent of whose holders is required for modification of the indenture or for waiver of certain defaults.

  Payment of Additional Amounts

        Unless otherwise indicated in the applicable prospectus supplement, we will, subject to certain exceptions and limitations set forth below, pay such additional amounts to the beneficial owner of any debt security who is resident in the United States (for purposes of The Canada-United States Income Tax Convention (1980)) as may be necessary in order that every net payment of the principal of and interest on such security and any other amounts payable on the debt security, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment by Canada or any political subdivision or taxing authority thereof or therein (the "Taxing Jurisdiction"), will not be less than the amount provided for in such debt security to be then due and payable. We will not, however, be required to make any payment of additional amounts to any beneficial owner for or on account of:

  •
  any such tax, assessment or other governmental charge that would not have been so imposed but for a present or former connection (including, without limitation, carrying on business in Canada or a province or territory of Canada or having a permanent establishment or fixed base in Canada or a province or territory of Canada) between such owner or the beneficial owner of a debt security (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such owner or beneficial owner, if such owner or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or a political subdivision or taxing authority of or in Canada, other than merely holding such debt security or receiving payments with respect to such debt security;

  •
  any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge with respect to such debt security;

  •
  any tax, assessment or other governmental charge imposed by reason that such owner or beneficial owner of a debt security does not deal at arm's length within the meaning of the Income Tax Act (Canada) with us;

  •
  any tax, assessment or other governmental charge that is levied or collected otherwise than by withholding from payments on or in respect of any such debt security;

  •
  any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any such debt security, if such payment can be made without such withholding by at least one other paying agent;

  •
  any tax, assessment or other governmental charge that would not have been imposed but for the failure of an owner or beneficial owner of a debt security to comply with certification, information or other reporting requirements, if such compliance is required by Canada or any political subdivision or taxing authority of or in Canada as a precondition to relief or exemption from such tax, assessment or other governmental charge;

  •
  any tax, assessment or other governmental charge which would not have been imposed but for the presentation of a debt security (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later; or

  •
  any combination of the items listed above;

nor shall additional amounts be paid with respect to any payment on a debt security to a holder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner held its interest in the debt security directly.

FORMS OF THE DEBT SECURITIES

        Except as provided in an applicable prospectus supplement, each debt security will generally be represented by one or more global securities representing the entire issuance of securities. We will issue debt securities evidenced by certificates in definitive form to a particular investor only in limited circumstances. Both certificated securities in definitive form and global securities will be issued in registered form, where our obligation runs to the holder of the security named on the face of the security. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. See "Book-Entry Procedures and Settlement".

BOOK-ENTRY PROCEDURES AND SETTLEMENT

        Most offered debt securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or a successor thereto, a securities depository, and will be registered in the name of DTC or a successor or nominee of DTC. DTC will thus be the only registered holder of these debt securities.

        Purchasers of debt securities may only hold interests in the global securities through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary — banks, brokerage houses and other institutions that maintain securities accounts for customers — that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through various intermediaries.

        The debt securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global securities registered in its name and will not be considered the owner under the terms of the debt securities and their governing documents. That means that we and any trustee, issuing and paying agent, registrar or other agent of ours for the debt securities will be entitled to treat the registered holder, DTC, as the holder of the debt securities for all purposes. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of debt securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry securities.

        A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

  •
  DTC is unwilling or unable to continue as depository for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

  •
  we in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

        Unless we indicate otherwise, any global security that is so exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the debt securities. DTC may base its written instruction upon directions that it receives from its participants.

        In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the debt securities for distribution to participants in accordance with DTC's procedures. Each sale of a book-entry security will settle in immediately available funds through DTC unless otherwise stated.

        We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

  Clearstream and Euroclear

        Links have been established among DTC, Clearstream Banking, Société Anonyme ("Clearstream") and Euroclear Bank S.A./N.V., as operator of Euroclear System ("Euroclear") (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

        Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

        Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC.

        When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream or Euroclear will credit its participant's account. Credit for the book-entry securities will appear on the next day (European time).

        Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

        When a Clearstream or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream or Euroclear participant's account would instead be valued as of the actual settlement date.

EARNINGS COVERAGE

        The following earnings coverage ratios do not reflect the issuance of any debt securities under this prospectus.

        The Bank's interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $731 million for the 12 months ended April 30, 2008. The Bank reported a net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $5,210 million for the 12 months ended April 30, 2008, which was 7.1 times the Bank's interest requirements. On an adjusted basis, the Bank's net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $5,491 million, which was 7.5 times its interest requirements. The Bank's financial results are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Bank refers to results prepared in accordance with GAAP as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. Please see page 6 of the Bank's Second Quarter Report to Shareholders for a reconciliation between the Bank's reported and adjusted results.

PLAN OF DISTRIBUTION

        We may sell the debt securities being offered by this prospectus in four ways: (1) through agents, (2) through underwriters, (3) through dealers and/or (4) directly to one or more purchasers (where permitted by applicable law). Any of these agents, underwriters or dealers may include our affiliates, including TD Securities (USA) LLC and/or its affiliates.

        We may designate agents from time to time to solicit offers to purchase these securities. We will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, and state any commissions we are to pay to that agent in the applicable prospectus supplement. That agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

        If we use a dealer to offer and sell these debt securities, we will sell the debt securities to the dealer, as principal, and will name the dealer in the applicable prospectus supplement. The dealer may then resell the debt securities to the public at varying prices to be determined by that dealer at the time of resale.

        If so indicated in the applicable prospectus supplement, one or more firms, including TD Securities (USA) LLC and/or its affiliates, which we refer to as "remarketing firms," acting as principals for their own accounts or as agents for us, may offer and sell these debt securities as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

        Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by some purchasers to purchase debt securities from us at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions described in the applicable prospectus supplement, and the applicable prospectus supplement will state the commission payable for solicitation of these offers.

        This prospectus may be used by TD Securities (USA) LLC and/or its affiliates in connection with offers and sales of the debt securities in market-making transactions. In a market-making transaction, TD Securities (USA) LLC and/or its affiliates may resell a security it acquires from other holders, after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of the resale or at related or negotiated prices. In these transactions, TD Securities (USA) LLC and/or its affiliates may act as principal or agent, including as agent for the counterparty in a transaction in which TD Securities (USA) LLC and/or its affiliates does act as principal. TD Securities (USA) LLC and/or its affiliates may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of ours may also engage in transactions of this kind and may use this prospectus for this purpose.

        We do not expect to receive any proceeds from market-making transactions. We do not expect that TD Securities (USA) LLC or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to us.

        Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale. Unless we or an agent informs you in your confirmation of sale that your security is being purchased on its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.

        In this prospectus, the terms "this offering" means the initial offering of debt securities made in connection with their original issuance. This term does not refer to any subsequent resales of debt securities in market-making transactions.

        To the extent an initial offering of the debt securities will be distributed by an affiliate of the Bank, including TD Securities (USA) LLC and/or its affiliates, each such offering of debt securities will be conducted in compliance with the requirements of Rule 2720 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of securities of an affiliate. Following the initial distribution of any of these debt securities, affiliates of the Bank may offer and sell these debt securities in the course of their businesses as broker-dealers. Such affiliates may act as principals or agents in these transactions and may make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. Such affiliates may also use this prospectus in connection with these transactions. None of our affiliates is obligated to make a market in any of these debt securities and may discontinue any market-making activities at any time without notice. To the extent an initial offering of the debt securities will be distributed by an affiliate of the Bank, neither the agents nor any dealer utilized in the initial offering of the debt securities will confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

        In the event that any FINRA member participates in a public offering of these debt securities the underwriting discounts and commissions on debt securities sold in the initial distribution will not exceed 8% of the offering proceeds.

        TD Securities (USA) LLC is one of our wholly-owned subsidiaries. By virtue of such ownership, we may be a related and connected issuer of TD Securities (USA) LLC under applicable Canadian securities legislation. Details of any such relationship will, if required by applicable Canadian securities legislation, be included in the applicable prospectus supplement for each offering of debt securities.

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation.

TRADING PRICE AND VOLUME OF OUR SECURITIES

        The following chart sets out the trading price and volume of our securities on the Toronto Stock Exchange during the 12 months preceding the date of this prospectus:

		Class A First Preferred Shares
	Common Shares
		Series M	Series N	Series O	Series P(1)	Series Q(2)	Series R(3)

May 2007
— High Price ($)	74.89	27.00	27.23	26.38	—	—	—
— Low Price ($)	66.55	26.71	26.25	25.30	—	—	—
— Volume ('000)	39,802	120	102	1,422	—	—	—

June 2007
— High Price ($)	74.53	26.98	27.48	25.50	—	—	—
— Low Price ($)	71.51	26.11	25.64	23.75	—	—	—
— Volume ('000)	39,224	77	79	447	—	—	—

July 2007
— High Price ($)	73.75	27.24	27.50	24.75	—	—	—
— Low Price ($)	67.82	25.76	25.73	24.27	—	—	—
— Volume ('000)	36,546	153	26	177	—	—	—

August 2007
— High Price ($)	72.50	26.39	26.24	24.79	—	—	—
— Low Price ($)	64.02	26.09	25.80	24.35	—	—	—
— Volume ('000)	62,339	178	145	340	—	—	—

September 2007
— High Price ($)	77.10	26.57	26.59	25.00	—	—	—
— Low Price ($)	70.66	26.16	26.09	23.75	—	—	—
— Volume ('000)	42,204	177	191	257	—	—	—

October 2007
— High Price ($)	76.50	26.50	26.40	24.58	—	—	—
— Low Price ($)	67.75	26.12	25.86	22.05	—	—	—
— Volume ('000)	76,799	100	106	212	—	—	—

November 2007
— High Price ($)	75.00	26.52	26.24	23.00	24.99	—	—
— Low Price ($)	64.18	26.10	26.00	22.01	24.00	—	—
— Volume ('000)	64,761	776	42	768	2,718	—	—

December 2007
— High Price ($)	74.69	26.46	26.39	23.85	25.14	—	—
— Low Price ($)	68.00	26.17	26.10	22.64	24.48	—	—
— Volume ('000)	45,060	33	22	439	1,024	—	—

January 2008
— High Price ($)	69.37	26.78	26.40	23.44	25.09	25.17	—
— Low Price ($)	61.00	26.02	25.91	22.25	23.66	25.00	—
— Volume ('000)	67,605	103	71	281	453	434	—

February 2008
— High Price ($)	69.09	26.50	26.39	24.00	25.02	25.74	—
— Low Price ($)	65.00	26.21	26.11	23.01	24.39	25.12	—
— Volume ('000)	43,114	36	72	164	244	998	—

March 2008
— High Price ($)	66.20	26.45	26.30	24.00	24.93	25.64	24.97
— Low Price ($)	58.57	26.00	26.01	22.77	23.75	24.96	24.70
— Volume ('000)	80,929	195	354	173	268	425	1,837

April 2008
— High Price ($)	67.04	26.44	26.30	23.87	24.27	25.20	25.08
— Low Price ($)	62.00	26.00	25.87	22.54	23.42	24.80	24.80
— Volume ('000)	57,633	88	85	288	469	445	1,119

May 2008(4)
— High Price ($)	69.79	26.30	26.16	23.23	24.73	25.35	25.30
— Low Price ($)	65.99	26.06	26.00	22.45	23.85	25.00	24.96
— Volume ('000)	45,834	24	34	479	292	133	567

(1)
The Class A First Preferred Shares, Series P ("Series P Shares") were issued on November 1, 2007.

(2)
The Class A First Preferred Shares, Series Q ("Series Q Shares") were issued on January 31, 2008.

(3)
The Class A First Preferred Shares, Series R ("Series R Shares") were issued on March 12, 2008.

(4)
The May 2008 data includes trading prices and volume up to and including May 27, 2008.

INTERESTS OF EXPERTS

        Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Auditors' Report to Shareholders with respect to the consolidated balance sheet of the Bank as at October 31, 2007 and the consolidated statements of income, shareholders' equity and cash flows for the year then ended. Ernst & Young LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the Public Company Accounting Oversight Board, United States.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement, certain legal matters relating to the debt securities offered by a prospectus supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP, Toronto, Ontario and Simpson Thacher & Bartlett LLP, New York, New York and certain legal matters relating to the debt securities will be passed upon, on behalf of the agents or underwriters, by Sullivan & Cromwell LLP, New York, New York.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE BANK, OUR MANAGEMENT AND OTHERS

        We are a Canadian chartered bank. Many of our directors and executive officers, including many of the persons who signed the Registration Statement on Form F-9, of which this prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

        We have been advised by our Canadian counsel, McCarthy Tétrault LLP, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an original action could be brought successfully in Canada predicated solely upon such civil liabilities.

DOCUMENTS FILED AS PART OF
THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed in (a) — (d) under "Documents Incorporated by Reference"; the Indenture; the Statement of Eligibility of Trustee; consents of Ernst & Young LLP; consent of McCarthy Tétrault LLP; and Powers of Attorney.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under the Bank Act, the Bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties.  However, except in respect of an action by or on behalf of the Bank to procure a judgment in its favor, the Bank may indemnify a director or officer, a former director or officer or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a  party by reason of being or having been a director or officer of the bank or the entity, if:

(1)           that person acted honestly and in good faith with a view to the best interests of the Bank; or the other entity, as the case may be, and

(2)           in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

These individuals are entitled to an indemnity from the Bank if the person was not judged by the court or other competent authority to have committed any fault or omitted to do anything that they ought to have done and fulfilled the conditions set out in (1) and (2) above. The Bank may also advance amounts to the director, officer or other person for the costs, charges and expenses of a proceeding referred to above, provided such amounts are repaid if the conditions set out in (1) and (2) above are not satisfied. The Bank may, with the approval of a court, also indemnify or advance funds to that person regarding an action by or on behalf of the Bank to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.

The Bank’s by-laws provide that subject to the limitations contained in the Bank Act, but without limit to the right of the Bank to indemnify or advance funds to any person under the Bank Act or otherwise, the Bank will indemnify a director or officer or a former director or officer, or a person who acts or acted at the Bank’s request as a director or officer or in a similar capacity of a body corporate, and such person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding to which such person is made a party by reason of being or having been a director or officer of the Bank or such body corporate if: (i) such person acted honestly and in good faith with a view to the best interests of the Bank or the other entity, as the case may be; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful.  These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of U.S. federal securities laws.  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Bank pursuant to the foregoing provisions, the Bank has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Bank maintains directors’ and officers’ liability insurance policies providing for the insurance on behalf of any person who is or was a director or officer of the Bank and subsidiary companies against any liability incurred by him or her in any such capacity or arising out of his or her status as such.

II-1

Exhibits

4.1	Annual Information Form of the Registrant dated November 29, 2007 (incorporated by reference to Exhibit 99.1 to The Toronto-Dominion Bank’s Form 40-F filed on November 29, 2007, File No. 001-14446).
4.2

The consolidated audited financial statements for the fiscal year ended October 31, 2007 with comparative consolidated financial statements for the fiscal year ended October 31, 2006, together with the auditors’ report thereon and Management’s Discussion and Analysis (incorporated by reference to Exhibits 99.2 and 99.3 to The Toronto-Dominion Bank’s Form 40-F filed on November 29, 2007, File No. 001-14446).

4.3	Management Proxy Circular of the Registrant dated as of January 24, 2008 (incorporated by reference to The Toronto-Dominion Bank’s Form 6-K filed on February 21, 2008, File No. 001-14446).
4.4

The Second Quarter Report to Shareholders for the three and six months ended April 30, 2008, which includes comparative consolidated interim financial statements (unaudited) and Management’s Discussion and Analysis (incorporated by reference to The Toronto-Dominion Bank’s Form 6-K filed on May 28, 2008, File No. 001-14446).

5.1	Consent of Ernst & Young LLP.
5.2	Consent of Ernst & Young LLP addressed to the Canadian securities regulatory authorities.*
5.3	Consent of McCarthy Tétrault LLP.
6.1	Powers of Attorney (included on page III-2 of the registration statement).
7.1	Indenture between The Toronto-Dominion Bank and The Bank of New York dated June 30, 2006.
7.2	Statement of Eligibility of Trustee.

*To be filed by amendment.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2.  Consent to Service of Process.

The Registrant and the Trustee with respect to the debt securities registered hereby have each filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X with the original filing of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, country of Canada, on this 29th day of May, 2008.

THE TORONTO-DOMINION BANK

By:	/s/ Christopher A. Montague
Name: Christopher A. Montague
Title: Executive Vice President and General Counsel

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher A. Montague or, failing him, Colleen Johnston his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the registration under the Securities Act of the securities of the Registrant, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her respective capacity as a member of the Board of Directors or officer of the Registrant, this Registration Statement and/or such other form or forms as may be appropriate to be filed with the Commission as any of them deem appropriate in respect of the securities of the Registrant, to any and all amendments, including post-effective amendments, to this Registration Statement, and to any and all instruments and documents filed as part of or in connection with this Registration Statement and any and all amendments thereto, including post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ W. Edmund Clark	President, Chief Executive Officer and Director	May 29, 2008
W. Edmund Clark	(Principal Executive Officer)

/s/ Colleen M. Johnston	Group Head, Finance and Chief Financial Officer	May 29, 2008
Colleen M. Johnston	(Principal Financial Officer)

/s/ Kelvin Tran	Senior Vice President and Chief Accountant	May 29, 2008
Kelvin Tran	(Principal Accounting Officer)

/s/ John M. Thompson	Chairman of the Board	May 29, 2008
John M. Thompson

/s/ William E. Bennett	Director	May 29, 2008
William E. Bennett

III-2

Name	Title	Date

/s/ Hugh J. Bolton	Director	May 29, 2008
Hugh J. Bolton

Director
John L. Bragg

/s/ Wendy K. Dobson	Director	May 29, 2008
Wendy K. Dobson

/s/ Donna M. Hayes	Director	May 29, 2008
Donna M. Hayes

/s/ Henry H. Ketcham	Director	May 29, 2008
Henry H. Ketcham

/s/ Pierre H. Lessard	Director	May 29, 2008
Pierre H. Lessard

/s/ Harold H. MacKay	Director	May 29, 2008
Harold H. MacKay

/s/ Brian F. MacNeill	Director	May 29, 2008
Brian F. MacNeill

/s/ Irene R. Miller	Director	May 29, 2008
Irene R. Miller

/s/ Nadir H. Mohamed	Director	May 29, 2008
Nadir H. Mohamed

/s/ Roger Phillips	Director	May 29, 2008
Roger Phillips

/s/ Wilbur J. Prezzano	Director	May 29, 2008
Wilbur J. Prezzano

Director
William J. Ryan

/s/ Helen K. Sinclair	Director	May 29, 2008
Helen K. Sinclair

/s/ Brendan O’Halloran	Authorized Representative in the United States	May 29, 2008
Brendan O’Halloran

III-3

Exhibits

4.1	Annual Information Form of the Registrant dated November 29, 2007 (incorporated by reference to Exhibit 99.1 to The Toronto-Dominion Bank’s Form 40-F filed on November 29, 2007, File No. 001-14446).
4.2

The consolidated audited financial statements for the fiscal year ended October 31, 2007 with comparative consolidated financial statements for the fiscal year ended October 31, 2006, together with the auditors’ report thereon and Management’s Discussion and Analysis (incorporated by reference to Exhibits 99.2 and 99.3 to The Toronto-Dominion Bank’s Form 40-F filed on November 29, 2007, File No. 001-14446).

4.3	Management Proxy Circular of the Registrant dated as of January 24, 2008 (incorporated by reference to The Toronto-Dominion Bank’s Form 6-K filed on February 21, 2008, File No. 001-14446).
4.4

The Second Quarter Report to Shareholders for the three and six months ended April 30, 2008, which includes comparative consolidated interim financial statements (unaudited) and Management’s Discussion and Analysis (incorporated by reference to The Toronto-Dominion Bank’s Form 6-K filed on May 28, 2008, File No. 001-14446).

5.1	Consent of Ernst & Young LLP.
5.2	Consent of Ernst & Young LLP addressed to the Canadian securities regulatory authorities.*
5.3	Consent of McCarthy Tétrault LLP.
6.1	Powers of Attorney (included on page III-2 of the registration statement).
7.1	Indenture between The Toronto-Dominion Bank and The Bank of New York dated June 30, 2006.
7.2	Statement of Eligibility of Trustee.

*To be filed by amendment.

III-4

QuickLinks

TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
THE TORONTO-DOMINION BANK
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE DEBT SECURITIES
FORMS OF THE DEBT SECURITIES
BOOK-ENTRY PROCEDURES AND SETTLEMENT
EARNINGS COVERAGE
PLAN OF DISTRIBUTION
TRADING PRICE AND VOLUME OF OUR SECURITIES
INTERESTS OF EXPERTS
LEGAL MATTERS
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE BANK, OUR MANAGEMENT AND OTHERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT